Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP REPORTS INTERSECTION OF 4.48 METERS TRUE WIDTH GRADING 1,050 GRAMS PER TONNE SILVER AND 15.92% LEAD AT THE SGX MINE, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – August 15, 2017 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM / NYSE AMERICAN: SVM) is pleased to report the results of the first half of its 2017 exploration program at the SGX mine, Ying Mining District, Henan Province, China.

The 2017 exploration program at the SGX mine consists of underground drilling and tunneling. As of June 30, 2017, the Company completed 13,201 meters (“m”) of underground diamond drilling with 7 underground rigs and 10,531m of exploration tunneling. Results of the underground drilling and drift tunneling continuously extended the major mineralized vein structures along strike and downdip.

Highlights of selected intersections of drill holes:

  Hole ZK13AS7-1004 intersected a 5.85m interval from 78.36m to 84.21m, 4.48m true width, of vein S19W grading 1,050 grams per tonne (“g/t”) silver (“Ag”), 15.92% lead (“Pb”) and 0.55% zinc (“Zn”) at the 212m elevation, including an 1.22m interval from 81.91m to 83.13m, 0.93m true width grading 4,678g/t Ag, 63.12% Pb and 1.02% Zn;
  Hole ZK11AS7-1002 intersected a 0.90m interval from 78.88m to 79.78m, 0.78m true width, of vein S19 grading 2,017g/t Ag, 7.78% Pb and 1.30% Zn at the 243m elevation, and a 0.41m interval from 148.21m to 148.62m, 0.36m true width, of vein S7-1 grading 185g/t Ag, 36.63% Pb and 12.07% Zn at the 221m elevation; and
  Hole ZK15S18005 intersected an 1.29m interval from 119.40m to 120.69m, 1.02m true width, of vein S7-2 grading 1,049g/t Ag, 4.53% Pb and 3.12% Zn at the 221m elevation.

Highlights of selected mineralization zones exposed in exploration drift tunnels:

  Drift Tunnel PD16-S31-210-8NSYM exposed mineralization of 150m long and 0.86m wide (true width) grading 640 g/t Ag, 7.66% Pb and 2.08% Zn within vein structure S31 on the 210m level;

  Drift Tunnel XPD-S7-1-210-9NYM exposed mineralization of 100m long and 1.01m wide (true width) grading 455g/t Ag, 11.84% Pb and 3.25% Zn within vein structure S7-1 on the 210m level; and
  Drift Tunnel CM105-S2W2-300-74SNYM exposed mineralization of 60m long and 0.70m wide (true width) grading 609g/t Ag, 6.53% Pb and 2.79% Zn within vein structure S2W2 on the 300m level.

The 2017 underground drilling program is mainly conducted from the current production levels to delineate the downdip and along-strike extensions of known mineralized vein structures in the production area and test for new veins in the previous less-explored areas.

The first half of 2017 drilling program at SGX is briefly summarized in the following table:

Major Target Veins	Target Elevation (m)	Meters Drilled	Holes Completed	Samples Collected	Holes with Assay Received	Holes Intercepted Vein Structures	Holes Intercepted Mineralization
S1, S2, S4, S6, S7, S7-1, S8, S14, S16W, S18, S19, S30	-102 to 640	13,201	44	1,096	47	47	21

The 2017 exploration tunneling, comprising drifting, crosscutting and raising, was driven along and across major mineralized vein structures to upgrade drill defined mineral resources and test for new parallel and splay structures.

The first half of 2017 tunneling program at SGX is briefly summarized in the following table:

Major Target Veins	Target Levels (m)	Total Tunneling (m)	Channel Samples Collected	Drift Tunneling Included (m)	Total Mineralization Exposed by Drift Tunneling
					Length (m)	Average True Width (m)	Ag (g/t)	(%) Pb	(%) Zn
S2, S2W, S7, S7-1, S8, S14, S16W, S19, S21, S22, S28, S31, S32	120-680	10,531	2,810	4,242	2,059	0.68	372	7.00	2.45

Tables 1 and 2 below list the assay results of some selected mineralized intersections in drill holes and mineralized zones exposed in drift tunnels in the first half of 2017 exploration program.

Table 1: Selected drilling results from the 2017 drilling program at the SGX mine
Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Veins	Remarks
ZK13S18002	81.43	81.99	656	0.56	0.39	155	1.39	3.46	S19Branch	Test*
ZK13S8008	288.93	289.78	102	0.85	0.59	125	1.83	0.45	S8	Test
ZK13AS7-1002	66.937	69.262	249	2.33	2.13	462	15.02	0.28	S19	Infill**
	90.268	91.093	242	0.83	0.76	152	0.15	1.63	S7_3	Test
ZK11AS18003	108.73	110.73	636	2.00	1.31	402	2.54	2.42	S19	Infill
ZK10AS19002	2.46	3.15	262	0.69	0.38	1,300	2.68	2.19	S22	Infill
	175.16	176.45	129	1.29	0.77	155	1.46	1.45	S16W1	Test
ZK13S7-1002	55.07	56.67	240	1.60	1.45	558	12.07	0.28	S19W	Test
	71.64	72.27	232	0.63	0.58	144	1.24	0.11	S19Branch	Test
	76.42	78.68	230	2.26	2.05	168	1.41	0.04	S19	Stepout***
ZK13AS7-1004	78.36	84.21	212	5.85	4.48	1,050	15.92	0.55	S19W	Test
Including	81.91	83.13	210	1.22	0.93	4,678	63.12	1.02
	88.33	94.02	205	5.69	4.35	113	0.57	0.31	S19	Stepout
ZK51S29004	79.35	80.50	593	1.15	0.70	110	0.31	0.99		Test
ZK13S7-1004	77.03	80.43	205	3.40	2.20	363	12.18	0.17	S19W	Test
Including	78.91	79.41	203	0.50	0.32	2,594	61.56	0.24
ZK4AS19002	211.09	213.70	138	2.61	1.84	162	10.10	0.31	S19	Test
ZK14AS6002	18.99	19.35	170	0.36	0.27	296	0.17	0.39	S1W2Branch	Test
	228.73	229.06	13	0.33	0.25	175	0.28	1.00	S2W	Test
	275.47	275.91	-21	0.44	0.36	645	1.75	1.32	S4	Stepout
ZK11AS7-1002	78.88	79.78	243	0.90	0.78	2,017	7.78	1.30	S19	Stepout
	145.22	145.49	222	0.27	0.24	369	6.45	7.72	S7_2	Test
	148.21	148.62	221	0.41	0.36	185	36.63	12.07	S7_1	Infill
ZK18AS2002	226.32	226.71	232	0.39	0.37	254	0.42	1.74	S6	Test
ZK16S2W203	243.30	243.95	70	0.65	0.51	596	6.94	3.86	S2	Infill
ZK14502	25.07	25.67	168	0.60	0.55	360	0.63	0.51	S1W2	Test
	263.57	264.00	19	0.43	0.38	152	8.69	0.35	S2	Stepout
	275.16	276.50	11	1.34	1.12	183	3.91	0.19	S4	Test
ZK15S18005	119.40	120.69	221	1.29	1.02	1,049	4.53	3.12	S7_2	Test

*Test: intersections in open areas without known mineralization for new resource delineation;
**Infill: intersections within known resource blocks for resource upgrade;
***Stepout: intersections adjacent to existing resource blocks for resource expansion;

Table 2: Selected mineralized zones exposed by drift tunneling at the SGX mine
Tunnel ID	Target Vein	Level (m)	Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
CM105-S2-220-12ASYM	S2	220	60	0.63	507	2.68	0.50
CM105-S2-180-12ASYM(Sublevel)	S2	180	106	1.05	497	8.60	0.78
PD16-S2W-450-2ANYM	S2W	450	37	0.49	284	8.29	1.68
CM105-S2W-300-10SNYM	S2W	300	50	0.62	566	9.07	1.92
CM105-S2W2-300-74SNYM	S2W2	300	60	0.70	609	6.53	2.79
CM101-S7-1-350-7ASYM	S7_1	350	75	0.90	392	11.79	4.58
XPD-S7-1-260-1BSNYM	S7_1	260	45	0.49	281	4.81	3.26
XPD-S7-1-210-9SYM	S7_1	210	35	0.58	148	2.47	9.42
XPD-S7-1-210-9NYN	S7_1	210	100	1.01	455	11.84	3.25
XPD-S8-360-SYM-30TJ (Sublevel)	S8	370	35	0.58	39	4.93	0.49
XPD-S8-360-30ANYM	S8	360	50	0.58	72	5.87	1.21
YPD02-S8-350-30ASYM	S8	350	85	0.59	83	4.39	3.24
PD16-S14-160-4ANYM	S14	160	110	0.59	334	4.31	1.05
CM105-S14E-260-16ASNYM	S14E	260	50	0.32	76	2.49	2.00

CM102-S16E2-570-59SYM	S16E2	570	50	0.72	116	1.61	5.49
CM105-S16E2-350-66SYM	S16E3	350	45	0.36	492	9.78	0.60
CM105-S16W-260-64NYM	S16W	260	35	0.72	171	1.56	2.00
CM105-S16W-210-70SYM	S16W	210	30	0.89	66	2.08	2.29
CM101-S22-300-6NYM	S22	300	40	0.55	215	11.30	0.30
PD700-S28-450-79SYM	S28	450	35	0.64	332	9.53	2.12
PD16-S31-210-8NSYM	S31	210	150	0.86	640	7.66	2.08
PD16-S31-160-8NSYM	S31	160	91	0.70	369	8.51	1.67
CM108-S32-680-67SYM	S32	680	75	0.58	251	3.65	1.40
CM102-S32-570-59SYM	S32	570	85	0.78	287	2.21	4.09
CM105-S33E-260-14SYM	S33E	260	80	0.45	166	4.30	1.24

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, and the Zhenzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and both labs are ISO9000 certified analytical lab. For analysis the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical service. The channel samples are dried, crushed and pulverized. A 200g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept at the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at the lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3-5% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Ruijin Jiang, P. Geo, reviewed the exploration data and prepared the scientific and technical information regarding exploration results contained herein. Alex Zhang, P. Geo, VP exploration of the Company, is the Qualified Person on the project as defined under National Instrument 43-101 and he has verified and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Gordon Neal
Vice President, Corporate Development
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2017 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.